February 18, 2011

CORRESPONDENCE FILED

VIA EDGAR TRANSMISSION

James E. O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Corporate Capital Trust, Inc.

Registration Statement on Form N-2

File Nos. 333-167730 and 814-00827

Dear Mr. O’Connor:

On behalf of our client, Corporate Capital Trust, Inc. (the “Fund”), we are responding to the letter of January 3, 2011 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to the Fund setting forth the comments of the staff of the SEC’s Division of Investment Management (the “Staff”) on the Fund’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-2, File Nos. 333-167730 and 814-00827, filed with the SEC on October 15, 2010 (the “Registration Statement”). Concurrently with this letter, the Fund is electronically transmitting Amendment No. 2 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”). This letter, together with the Amendment, sets forth the Fund’s responses to the Staff’s comments contained in the Comment Letter, as well as certain additional and revised disclosure.

To facilitate the Staff’s review, the numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Fund’s response. All page references in the responses set forth below refer to pages of the Amendment. Terms used herein and otherwise not defined in this response have the meanings set forth in the Amendment.

James E. O’Connor, Esq.

February 18, 2011

Prospectus

Outside Front Cover

1.	Please revise the fifth paragraph, which describes the limited liquidity of the Fund’s shares, as follows in bold type and a larger typeface:

We do not intend to list the shares on an exchange during the offering period, and we do not expect a secondary market in the shares to develop. You should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will receive less than your purchase price. Our board of directors may implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. Accordingly, you should consider that you may not have access to the money you invest at least until 2018. See “Company Profile – Shareholder Liquidity Strategy” beginning on page [    ].

This same statement, also in bold type and a larger typeface, should be placed immediately above the signature line on the application.

Response to Comment 1:

The Fund has revised the language in the fifth paragraph on the front cover of the prospectus in the manner requested by this comment. (Except that, (i) in the second sentence, the revised language states “you will likely receive less than your purchase price” instead of “you will receive less than your purchase price” and (ii) in the last sentence, the revised language states “Accordingly, you should consider that you may be unable to sell your shares and receive the sale proceeds at least until 2019” instead of “Accordingly, you should consider that you may not have access to the money you invest at least until 2018.”)

As requested by this comment, the Fund has also added corresponding language in the form of Subscription Agreement (a form of which is now filed as exhibit (d) to the registration statement). Pursuant to Internal Revenue Procedure 96-26 section 4.03(3) (regarding backup withholding), the investor’s signature block must immediately follow the Substitute IRS Form W-9 Certification without the insertion of any other language. Accordingly, instead of inserting the language immediately above the signature line of the Subscription

James E. O’Connor, Esq.

February 18, 2011

Agreement, the Fund has added substantially identical language as a new paragraph (c) to Section 7 of the Subscription Agreement. The Fund believes that locating the language in that new subsection (instead of above the signature line) should not diminish the impact or prominence of the language to the investor, because the investor’s initials are required to be affixed opposite that Section 7(c).

2.	Immediately after the pricing table, please include the following statement on the front cover:

Because you will pay a sales load of up to 10% and offering expenses ranging from 5% to 1.5%, depending on the number of common shares we sell, if you invest $100 in our common shares and pay the full sales load, between $85 and $88.50 of your investment will actually be used by us for investments. See “Estimated Use of Proceeds” on page [    ].

Response to Comment 2:

The Fund has inserted the statement set forth in this comment immediately following the pricing table on the front cover of the prospectus. In addition, the Fund has added the following sentence to that statement: “If you are eligible to purchase shares without sales load, then between $95.00 and $98.50 of your $100 investment will be used by us for investments.”

3.	Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response to Comment 3:

Pursuant to this comment, the Fund has added the following statement to the front cover of the prospectus:

Most loans in which we invest will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade, quality. Loans rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal.

James E. O’Connor, Esq.

February 18, 2011

4.	Please state, on the front cover, the kinds of investors for whom the Fund would not be a suitable investment.

Response to Comment 4:

Pursuant to this comment, the Fund has added the following statement to the front cover of the prospectus:

Shares of our common stock are highly illiquid and appropriate only as a long-term investment. An investment in our common stock should be considered only by investors who can assess and bear the high degree of illiquidity and other substantial risks associated with such an investment. See “Suitability Standards” and “Risk Factors.”

Fees and Expenses

Please confirm that, as the Fund accrues unrealized gains in the future, it will accrue the corresponding incentive fee on capital gains and include this amount with the incentive fee on liquidated capital gains presented in the fee table. Please also confirm that this amount of the incentive fee included in the fee table will correspond to the amount of the incentive fee accrued on unrealized gains in the financial statements for the period.

Response to Fees and Expenses Comment

The Fund confirms that it will make and disclose the accruals of unrealized capital gains and the corresponding incentive fees thereon, as described in this comment. The Fund also confirms that its future financial statements, along with the fee tables contained in the prospectus supplements filed in connection with such financial statements, will include conforming disclosures of such accrued incentive fees on unrealized capital gains.

*    *    *

James E. O’Connor, Esq.

February 18, 2011

The Fund hereby acknowledges that:

•

the Fund is fully responsible for the adequacy and accuracy of the disclosure in the filing, and a Commission declaration of effectiveness of the Registration Statement will not relieve the Fund of such responsibility;

•

neither Staff comments, changes to disclosure in response to Staff comments, nor any Commission declaration of effectiveness of the Registration Statement, forecloses the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 942-5636, or, in my absence, Richard E. Baltz at (202) 942-5124, with any questions or comments you may have regarding this letter or the Amendment.

Sincerely,

/s/ Darren C. Skinner